UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2nd, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Oman: TotalEnergies and OQEP break ground at Marsa LNG (May 1, 2025).

Exhibit 99.2	Ordinary and Extraordinary Shareholders’ Meeting on May 23, 2025 - Conditions of availability of the preparatory documents (May 2, 2025).

Exhibit 99.3	Disclosure of Transactions in Own Shares (May 5, 2025).

Exhibit 99.4	Disclosure of Transactions in Own Shares (May 12, 2025).

Exhibit 99.5	Biogas: TotalEnergies and HitecVision Partner to Pursue the Development of Polska Grupa Biogazowa in Poland (May 14, 2025).

Exhibit 99.6	Disclosure of Transactions in Own Shares (May 19, 2025).

Exhibit 99.7	Canada: TotalEnergies Signs an Agreement to Export 2 Mtpa of LNG for 20 years from the Ksi Lisims LNG Project (May 19, 2025).

Exhibit 99.8	Renewables in Spain: TotalEnergies Inaugurates its Largest Solar Field in Europe (May 22, 2025).

Exhibit 99.9	Ordinary and Extraordinary Shareholders’ Meeting on May 23, 2025 (May 23, 2025).

Exhibit 99.10	Brazil: First oil of Mero-4 (May 26, 2025).

Exhibit 99.11	Disclosure of Transactions in Own Shares (May 26, 2025).

Exhibit 99.12	Nigeria: TotalEnergies Divests its Non-Operated Interest in the Bonga Field (May 29, 2025).

Exhibit 99.13	Indonesia-Singapore: TotalEnergies and RGE Reach New Milestone in Large-Scale Solar and Battery Storage Project (May 30, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: June 2nd, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer